[Graphic omitted]
           Rua Eteno, 1561 - Polo Petroquimico, 42810-000 Camacari, BA
               NIRE n.o 29300006939 - CNPJ n.o 42.150.391/0001-70
                        Public Company - CVM No. 00482-0


                                  RELEVANT FACT


Braskem S.A., or Braskem, in compliance with the provisions of Instruction No. 358/02 issued by the Brazilian Securities and Exchange Commission, or CVM, hereby informs its shareholders and the market at large of the following:


In a meeting of the Board of Directors held on April 1, 2004, a primary public offering for primary distribution was approved, to be made simultaneously in Brazil and abroad, or the Global Offering, in an aggregate amount of approximately R$900 million, through an increase in the Company's share capital within the limits of the Company's authorized capital, with the issuance of class "A" preferred shares by the Company, or the Shares (Bovespa: BRKM5;
LATIBEX: XBRK). The price, the amount of shares to be issued and the total amount of the increase in the Company's share capital will be determined after the bookbuilding process is conducted by the coordinators of the Global Offering.

The Shares will be distributed to institutional and retail investors in Brazil, through the non-organized over-the-counter market, in accordance with the provisions of CVM Instruction No. 400/03. In the United States and other countries, the Shares will be distributed as American Depositary Shares, or ADSs (NYSE: BAK), in accordance with the provisions of the U.S. Securities Act of 1933 or the legislation in effect in the country of each investor's domicile, pursuant to Regulation S of the U.S. Securities Act.

The Global Offering shall be submitted to prior registration with the CVM and the U.S. Securities and Exchange Commission.

In order to comply with the cap on the number of non-voting shares or shares with voting restrictions set forth in Paragraph 1, Article 4, of Braskem's by-laws, an extraordinary shareholders' meeting shall be convened, for the purpose of analyzing the proposal to convert class "A" preferred shares into common shares issued by Braskem, subject to the successful conclusion of the Global Offering, as provided in Article 6, Paragraph 2, of Braskem's by-laws. The terms of the conversion will be disclosed upon the publication of the convocation notice to the shareholders.

The Global Offering is subject to domestic and international securities markets conditions. If current conditions are maintained, the coordinators of the offer in Brazil shall publish a notice to the market in accordance with the provisions of Article 53 of CVM Instruction CVM No. 400/03, which notice shall include the following information: (i) other characteristics of the offer; (ii) location where the preliminary prospectus will be made available; (iii) estimated dates and places of the public offer; and (iv) the conditions, the procedures, and periods for reservations and for the collection of investment intentions.

                            Sao Paulo, April 2, 2004


                       By: /s/Paul Altit
                          -------------------------------
                                  Braskem S.A.
                                   Paul Altit
                           Investors Relations Officer












                                     WARNING


This relevant fact (fato relevante) is not an offer of securities for sale in Brazil, in the United States or elsewhere. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act of 1933, as amended. Braskem S.A. ("Braskem") intends to register part of the proposed global offering in the United States. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from Braskem, which prospectus will contain detailed information about Braskem and its management, as well as its financial statements.